SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 8

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,738,424 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,694,861 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 6,738,424 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.9% (1)(2)
14.	Type of reporting person (see instructions) IA

(1)

Includes (i) 4,968,944 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 43,563 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”)) at the current conversion rate; (iii) 1,193,012 shares of Common Stock; (iv) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 five-year warrants (the “Warrants”), with each Warrant providing the right to purchase one share of Common Stock per Warrant at a price of $11.50 per whole share; (v) 1,333 shares of Common Stock issuable upon the exercise of 1,333 options at an exercise price of $23.11 per share of Common Stock (the “2026 Options”); (vi) 20,460 shares of Common Stock issuable upon the exercise of 20,460 options at an exercise price of $7.91 per share of Common Stock (the “2025 Options”); and (vii) 14,218 shares of Common Stock issuable upon the exercise of 14,218 options at an exercise price of $11.10 per share of Common Stock (the “2023 Options”).

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 3 of 8

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,965,244 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,933,398 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 4,965,244 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.0% (1)(2)
14.	Type of reporting person (see instructions) OO

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 31,846 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 901,739 shares of Common Stock; (iv) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants; (v) 1,333 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 20,460 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 14,218 shares of Common Stock issuable upon the exercise of the 2023 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 4 of 8

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,965,244 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,933,398 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 4,965,244 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 34.0% (1)(2)
14.	Type of reporting person (see instructions) PN

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 31,846 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 901,739 shares of Common Stock held directly; (iv) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants; (v) 1,333 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 20,460 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 14,218 shares of Common Stock issuable upon the exercise of the 2023 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 5 of 8

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,738,424 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,694,861 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 6,738,424 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.9% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 43,563 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 1,193,012 shares of Common Stock; (iv) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants; (v) 1,333 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 20,460 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 14,218 shares of Common Stock issuable upon the exercise of the 2023 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 6 of 8

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,738,424 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,694,861 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 6,738,424 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 41.9% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 43,563 shares of Common Stock that could be voted as a result of accrued accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 1,193,012 shares of Common Stock; (iv) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants; (v) 1,333 shares of Common Stock issuable upon the exercise of the 2026 Options; (vi) 20,460 shares of Common Stock issuable upon the exercise of the 2025 Options; and (vii) 14,218 shares of Common Stock issuable upon the exercise of the 2023 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 7 of 8

Explanatory Note: This Amendment No. 10 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, relating to Common Stock of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp.), a Delaware corporation, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018, by Amendment No. 2 to the Initial 13D filed on December 18, 2019, by Amendment No. 3 to the Initial 13D filed on May 20, 2020, by Amendment No. 4 to the Initial 13D filed on June 19, 2020, by Amendment No. 5 to the Initial 13D filed on August 5, 2020, by Amendment No. 6 to the Initial 13D filed on October 9, 2020, by Amendment No. 7 to the Initial 13D filed on November 27, 2020, by Amendment No. 8 to the Initial 13D filed on December 10, 2021, and by Amendment No. 9 to the Initial 13D filed on December 14, 2021 (“Amendment No. 9”), amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Common Stock described in Item 5 by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$1,636,099
Separate Account	Working Capital	$424,680

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 10,536,703 shares of Common Stock outstanding as of November 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.

(c)	The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the last 13D filing, whichever is less:

Name	Nature of Transaction	Date	Number of Shares of Common Stock	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Purchase	11/07/2022	9,744	$13.39	$13.23-$13.55
CCP	Open Market Purchase	11/08/2022	11,486	$13.62	$13.60-$13.65

(d)   Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2022

COLISEUM CAPITAL MANAGEMENT, LLC By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	CHRISTOPHER SHACKELTON By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL, LLC By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	ADAM GRAY By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital, LLC, General Partner By: /s/ Thomas Sparta Thomas Sparta, Attorney-in-fact